UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 9, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company (“PEAK6”). Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a transcript of an interview with Matthew Hulsizer, a founder of PEAK6, conducted during the LD Micro Conference on June 9, 2021.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021 IN CONNECTION WITH ITS INITIAL PUBLIC OFFERING. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS ALSO IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM S-4 FOR THE PROPOSED TRANSACTIONS, FILED WITH THE SEC ON APRIL 8, 2021, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS FOR THE PROPOSED TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX, ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN THE REGISTRATION STATEMENT AND IN NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND

ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE AND THOSE INCLUDED IN NORTHERN STAR’S FILINGS WITH THE SEC. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Interview transcript.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 9, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Filed under Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 333-255120

The following is a transcript of an interview with Matthew Hulsizer, a founder of PEAK6, conducted during the LD Micro Conference on June 9, 2021.

Liz Claman 14:34

Hi, everybody. I am Liz Claman. You may know me, I’m an anchor of the Claman Countdown on Fox Business. I used to work at CNBC I came from local news. I’ve covered explosions, drug busts, murders, but now my entire passion is the stock market, the options market and everything that all 5 million of you have been invited to this event to discuss put on by the wonderful SRAX, which by the way, we love because they put on these incredible conferences, and 5 million of you are fascinated and interested in all of these issues that involve trading. So I am so honored because we couldn’t have a more perfect guest, Matt Hulsizer, the co-founder of Peak6, which is possibly the most creative company when it comes to investing around and I say that not to sit here Matt and genuflect in front of you. But, you know, watching you over the years and your wife building this company has been just a fascinating, fascinating time. And you have grown and grown and shown your proven success. So all these people who are watching are dying to hear what you think, on multiple levels, about many different issues affecting the markets. But let me just start with the atmosphere of trading right now. I mean, we’ve got the red crab, we’ve got inflation, the Federal Reserve, we’re emerging from a pandemic, from where you sit, what’s it been like? You conducting all the businesses that you do?

Matt Hulsizer 15:58

Well, it’s been it’s been an incredible, last 18 months or so getting the markets changed with the pandemic. What seems to be the case is that the folks who are like me, right, are there’s lots of them on your show. and the other networks who are talking about business who they claim to know what’s right. And which is shocking to me, because it’s like, I’ve been doing this a long time, we’ve done pretty good, and it’s not clear, exactly what’s going to be successful or what’s not, oh, you know, GameStop. And, you know, we’ve got experts saying, oh, it can’t do this, or it can’t do that. It’s like, who knows, none of us could have predicted there was going to be a pandemic. And by the way, if I had asked you the same question five years ago, about a company called Tesla, right, all of us who are financial would have said all there’s no chance it could ever do that it could never be bigger than GM. And like, we were wrong. I think this market is, it’s sped up in terms of the transitions and how money is moving. But the one thing I will tell you is that folks have to adapt and learn, and you got to keep learning every day. And that’s how the traders really have to behave, you have to keep thinking about what is happening.

Liz Claman 17:16

It’s a little insulting and obnoxious and quite frankly, Wall Street snobbery to say exactly what you just were amazed by too well, that can’t happen or the fundamentals, everything has been turned on its head. And I think over the years, we’ve had these points in the world in the markets, where we’ve seen this time and time again. So you know, they talk about a black swan event. There’s a purple Swan, a rainbow Swan event, everything has been going on. But you know, let’s tackle very much your bailiwick to start with, we got a lot of other stuff I want to ask you. But the options trading market, I mean, not just because you’re known as among the best of the best when it comes to the options market. But, you know, options have been shape-shifting over the last year, what in your mind has been sort of the number one thing you see as the biggest change in options since the pandemic began?

Matt Hulsizer 18:06

I think participation has grown tremendously. And people have seen the value of options. Not just because they give you leverage, but because they give you there’s a defined time frame. And so if you have a view towards something, you can express it, it gives you flexibility, I think, and I’ll pick, you think Intel is going up, right? I think Intel is going to go up 10% is different than I think Intel is gonna go up 200%. And the ability to express that view and be creative in the market. I think the world is sort of like awakened to probably because a lot more time on their hands. That’s definitely the thing we have seen the most retail participation has been tremendous.

Liz Claman 18:49

But the democratization of options investing is to me fascinating to see how you just said people actually had time to study and learn to self educate, you know, and I would bring up the fact that in the last 72 hours, it’s been wildly epic, quite frankly, a historic day of trade, particularly in the so called meme stocks that are propelled by the Reddit room crowd. You know, AMC has been at the epicenter. So I’d be remiss if we didn’t bring that up. I mean, there were a record 2.4 million calls that were purchased last Friday, that beats the previous day’s all time high, I think, then on Tuesday another what 1.2 million bullish contracts were bought, considering trades involving what 10 contracts or fewer are rising as this percentage of overall, you know, equity call volume. How do you view the retail investor getting into this market? And right now, it appears to be working, but we know that tides turn and herds shift direction really quickly, you know, what would you advise them because we got a lot of them participating in this conference right now.

Matt Hulsizer 19:56

I think they’re doing great and that the data says that they’re doing great Like, what I would say is, you know, the folks who, and you know, who look like me were, wouldn’t say I’m old, but you know, old enough old white guys come on, say, oh, by the way, you shouldn’t do this, like, Don’t listen to us, we’re wrong, like you’re doing great. And the data supports that, I think long term as long as you manage your risk, and that’s a key thing. Like, you don’t want to risk your house on a one-day call on AMC, that would be, you know, that would be a little bit too risky. But in terms of like the, you know, being in the market, and participating and learning, like that you should be doing and continue to do because it’s going to help you not just in your investment portfolio to help you in your job, like learning to take risk is critical in terms of moving forward.

Liz Claman 20:57

Absolutely. No risk, no reward, you know, but a price as a put some calls you’ve seen have been really elevated because of this extraordinary volatility in the meme shares, whether it’s blackberry GameStop, you know, workhorses suddenly, you know, the hot stock to shore. What would you say that you see, in your experience as warning signs, not necessarily right now, but what you’re always on the hunt for on the horizon, in these cases?

Matt Hulsizer 21:28

I think the warning sign for the ambassador is not going to come from somebody like us on Wall Street, it’s going to come from our from our government, right? They’ve been supporting, like, they like kudos to everybody who’s been involved in getting us through this pandemic. And one of the things they did, that’s brilliant, and there’s nothing you could say, to argue with the data is like, we flushed the market with money. And so now that really has helped us get through this, it’s not like what could have been a disaster. When that goes away, and that’s it’s gonna go away at some point, whether they do that in a measured way, and hopefully they don’t do it in a radical way. But if they do it in a measured way, I think it’ll be it should be, you know, the market will be able to absorb it, if it becomes more radical, and there’s, there’s, you know, calls for inflation, and we’ve got to stop. That would be the signal I would tell you to then really worry even as a options investor, the one caveat, I said about options investing is you only risk your premium. So when you’re an options buyer, right, you limit your losses, which is, you know, that’s that’s, it’s pretty good in terms of managing risk.

Liz Claman 22:43

When did you first realize that you had a knack for trading options? And, you know, give us an anecdote from back when you were, you know, just a young pup on the trading floors and learning and how maybe a mistake you made taught you so much more about really kind of getting to the next level of options trading?

Matt Hulsizer 23:03

Well, I mean, first of all, I think we only have a half hour. So let’s, I’ve got lots of stories. And I’ve learned lots of lessons. I think, you know, when I started, like I like many of these folks are watching, like I was just my family, my family had never bought or sold a share of stock. My mom was a teacher. My dad really was a manufacturing business and fishermen and I took my summer savings because my neighbor had sold their company or they were working at a company, Stor Cable is getting bought by KKR. And I didn’t understand why I was putting my money in my passbook savings account, earning 8%, some of you might remember those days. And when I, I could buy stock in store and make 25%. So I just started, which is one of the things I’m talking about. Now, when you say about sort of the democratization, I was lucky I was able to do it. It’s helped me my whole life. Um, that’s really how I got started in terms of investing. And then options came because I went, candidly, I was working for a firm as an intern, Swiss bank Corp, and they were me doing a joint venture with a firm called O’Connor, which was the options trading firm. And they did a seminar. And I was a summer intern for everyone to sort of see how these two things could work together. It was me and a bunch of 50 year old white men, of course, sitting in a room, and I just understood it. It was like insurance. It was like a little bit like gambling, and I but I understood risk and I understood how it worked. And so after they did their seminar, everybody at the bank, sort of like Pooh poohing it and they came over to me, they were like, Hey, you really liked that you seem to understand it. Why don’t you come and do this and so I went to work for O’Connor. That’s how I started. Wow, super lucky.

Liz Claman 24:57

Well, lucky but you were ready and you were you have enthusiasm to look at all of this at what amazes me about peak six as you fast forward 10-20 years? I don’t know how long ago that was that you were there. But you know, you’ve grown. And you’ve sprouted branches, and all kinds of flowering, you know, leaves and all kinds of I’m trying to make a really lame analogy here, whatever you’ve grown exponentially. How about that? And you’re involved in so many different parts of the market. And I want to get to the SPAC frenzy in 2021. Because that’s what it’s actually been. It’s a frenzy. I mean, SPACs, of course, are shell companies that raise money with the sole purpose of, you know, looking for a target to merge with and bring public. They’ve been around for years, obviously. But when did you first get SPACs on your radar and begin thinking about SPACs?

Matt Hulsizer 25:52

Yeah, look, our trading business was trading SPACs, last end of 2020. And we started looking at them and kind of the summer of last year, we were familiar with SPACs for years, but they were sort of the ugly stepchild of the market. The only firms who really had done it are firms that were maybe a little bit gray in terms of how they operated and really needed the money. It was the success of some of the SPACs in the early part of 2020. And the willingness of the market to sort of understand the growth aspects of some of these companies was a pivot that happened and may have been a pandemic, result of the pandemic, I couldn’t say, but I can tell you is that the activity began to pick up and we were aware of it. And because we’re an options trading firm, a SPAC, as your viewers may know, is you’ve got a share. And then typically, there is a warrant or an option that is tied to that. And so that really came up on our radar.

Liz Claman 26:53

I think what you’re talking about specifically regarding the pandemic is absolutely true that companies that wanted to go public, in the traditional IPO process could not participate in roadshows, you know, everybody was locked down. I mean, I’ve really looked into this, a lot of companies said, Well, we want to go public with.. money, will find a way. It’s like water. If it’s blocked, it’s gonna find another way around. And this seemed to sprout from the pandemic, even though as we said, they have been around but I mean, you look at the numbers 2021, something like 330 SPACs have raised 104 billion that blows through last year of 80 billion. So, you know, we’ve had extraordinarily fertile conditions too for SPACs to flourish. You’ve got interest rates, on the floor, zero, you know, investors chasing young companies, does this torrid pace continue? Do you foresee that

Matt Hulsizer 27:52

Well it’s slowed somewhat now and investors are getting, you know, more fickle about which one, you know, who they’re investing with. I think the people who have traditionally done well in SPACs and who have established brands within SPACs will continue to flourish, and investors are going to continue to support them because they’re relevant, they’re going to continue to exist. I think money tends to move around quite a bit. And it’s going to go from meme stocks, to cryptocurrencies to NFT’s to international to commodities, and, and the ability to adapt and adjust, which is what I was saying earlier, like, the trader really has to be able to do that and understand that they are all connected, though.

Liz Claman 28:37

Oh, yeah. And, and but people are looking, you talked about it slightly slowing down here, there has been a cooling effect. A lot of these SPACs, you know, at $10 a unit are now trading slightly below $10. And in some cases, far below, you know, that leads me to Apex FinTech solutions, you know, Peak6 as a majority of Apex for all of these new who don’t know, previously Apex Clearing, which today makes the tools in essence that power fintechs and enable them to give their customers as smooth quality experience. The assets in custody, and correct me if I’m wrong, have tripled since 2017. To what near $95 billion. Is that correct?

Matt Hulsizer 29:17

Yeah, I mean, I think it’s, it’s probably Yeah, roughly 100 billion in assets under custody,

Liz Claman 29:23

And customer spiked, right? I mean, in number two, some 200 firms that use it as a clearinghouse or custodian. What would you say Apex is doing right?

Matt Hulsizer 29:34

I think it’s, you know, I think it’s the result of a view that started a long time ago when we first started Apex we bought the assets of an existing firm called Penson. And you got to give credit to my co founder and partner cuz she’s really the, the thought here sometimes she says stuff that I wish I said. She pointed out at the time that the, a lot of the back office space in the pipes and infrastructure had really been under invested in by wall street for years. And mostly because it’s not that sexy, and there’s not that much money. But if you think about the thing that’s and I’m guessing the viewers like when you think about a financial statement, the only doesn’t show up there on the balance sheet that is a liability is tech debt. Like there’s no line item that says tech debt. But there’s an awful lot of it in the financial industry. And Jenny understood that maybe better than everybody else, or faster. And so she told me, she told us to build the thing that we would have wanted as a customer, and we had owned a brokerage at the time. And so Apex built a lot of processes that a correspondent or brokerage would want to have, whether it was signup, or AMLKYC, fractional shares, those are all things that Apex really pioneered an electronic way and digital way that were a result of the view of the customer. It wasn’t it’s not really investing foresight, it’s really an operational foresight. And that’s the reaping the rewards now of the genetics of sort of thinking about what the customer wants,

Liz Claman 31:23

And it’s shown, I mean, it’s really like a raging wildfire for quite some time. You know, it’s been announced that Northern Star acquisition is going to take it public correct at about a $4.7 billion valuation? Yeah. You know, you guys use high tech approach to keep this low profile. But you know, Bill Ackman today comes out and says, my SPAC Tontine is going to make a play for 10% of Universal Music. And it did not get embraced at all by the markets today. I believe

Tontine fell double digit percentages, I didn’t get to check. Because I was on the air at the very last second, but um, you know, people with familiarization of what’s going on in the SPAC market, usually, they want to outright own something that can grow correct?

Matt Hulsizer 32:14

You do you want to own some it’s gonna grow. I also think there’s some confusion. And one of the things that happens with SPAC and this is an operational nuance, but something everybody who’s investing in SPACs would want to know is that the SPAC gets announced there’s usually a pipe, or a private investment in a public equity that goes alongside that. And this is typically how these announcements happen. And Northern Star had that with Apex. So there was a pipe and it gets announced in ours was done in February. And then you sort of go into this purgatory period, where you’re waiting for the SEC comments, and there’s the merger hasn’t actually closed. And during that period, there’s very few people are actually able to invest in a SPAC because the analysts aren’t necessarily going to cover it. And mostly because it’s it hasn’t closed as a merger, they don’t really know exactly what’s going to get what they’re going to get. And there’s no clarity as to timeframe like when is this going to happen? As things get closer to closing? I think you see the SPACs, those SPACs have tended to trade up.

Liz Claman 33:26

Well, could you make the case, though, for everybody listening that SPACs are somehow different from a late stage single purpose VC fund just in different clothing?

Matt Hulsizer 33:36

They’re very similar to that with the exception of the fact that its liquidity, right? The one key piece that when if you don’t like it, your VC fund, you might have to wait 90 days as a VC investor to get out. And it may be more than that. But it’s bad, you can get out once it’s public, you’ll be able to get out in microseconds. So there’s some advantage

Liz Claman 33:57

but it is really very saturated right now. I mean, steps SPACs typically have What about two years to complete a deal, they got to return the money to the investor or their loved one of the issues facing SPACs right now, this two year deadline to do a deal. It’s this rush and in some cases, results in mismatches. And this is sort of a buyer beware caveat emptor for the 5 million people watching, is it not? I mean, you know, the rush to find targets is going to get really frantic, because as I understand it, some 260 blank check companies with 87 billion on hand face merger deadlines in the first quarter of 2023. So I know that’s far out. But don’t people need to be careful and understand and not just look at day trading type of mentality with SPACs?

Matt Hulsizer 34:48

Look, I think so if there was if it’s 87 billion, by the way, there’s also going to be pipes that go alongside that. So the number is actually quite a bit larger in terms of capital that will be deployed and you’re absolutely correct like that, I don’t know where those targets are gonna be like they’re there. That seems like an enormous amount of money to put the work in the market.

That being said, there’s people like Bill Ackman, who can be creative and say, Look, I don’t need to buy the whole company, I’m gonna buy a portion of Warner Music. And so I think some of these back founders will be creative. I couldn’t say whether that’s good or bad creativity, but they will be because I don’t think it’s that easy to put 250, I don’t know that there’s 250 multibillion dollar companies that currently should be public that aren’t.

Liz Claman 35:35

I want to shift gears and talk about open source, right? We’re sitting here in this world of secrecy and investing protection of intellectual property and the way people form algorithms, it’s all proprietary and secret open source is pretty much the opposite. I mean, it’s software that allows worldwide sharing development, high quality, and each person continually updates, right. I mean, software components get better with every release, you guys are such believers in open source, you’ve actually hired your first director of open source, what will be his role? And where do you see all of this going in the world of investment.

Matt Hulsizer 36:14

Say it’s really consistent with our view on investing in general, which is about democratization. And I’m going to talk about open source over sharing things with each other as a collective, we human beings were a collective or a tribe, we know lesson has been learned in the last year moreso than that, which is that I can get sick, and you can get sick, and somebody in Subsaharan Africa can get sick, and like we’re all related. And that piece, as long as you when you once you take that view, and you understand that we’re all connected, then you say, well, things that make me better and make other people better. Like we’re if we’re all better, that similar to climate change, and some of the, you know, sort of global efforts that are going on like that. That’s really been our view of how do you democratize the market make it better for everyone. Open source is just another form of sharing. I, you could say similar things about things like crypto and crypto currencies, the blockchain, which is a shared view of ownership, right. So I think that we’re going to continue to support businesses and causes and ideas that help us as human beings first and foremost, and secondly, we’ll help Peak6 or Apex or any of our other subsidiaries.

Liz Claman 37:39

Well, that’s very magnanimous I tell that to Jim Simons of Renaissance technology, they’re very proprietary about their mathematic equations on what has worked really well for them and investing but you guys like to say, a Peak6, that you’re constantly searching for founders and ideas that have the power to transform industries, ambitious types, who see how things ought to be right, and then pursuing that vision pretty fearlessly. But you say that your investment approach resembles jazz instead of classical music, explain what you mean by that.

Matt Hulsizer 38:13

The, look, this was actually a was a thing we struggle to sort of talk about, because when you go to school, and when I was growing up, there was sort of an algebraic approach. If I want to figure out what a value of a company is, or value of it, I would look at the math and I would say, look, here’s the revenues, here are the expenses, there’s net profit, here’s the growth. And I could create a business plan and it would follow this sort of path. But like, the world doesn’t work like that. And I think we’ve learned and we’ve been taught this lesson over and over, and whether it’s jazz music versus classical music, or classical physics versus quantum physics, the cloudiness right, things that aren’t quite perfect, right. That is actually how we exist as human beings because there’s just so many variables out there. And so we talk about the classical musician plays the music on the sheet perfectly. Okay, accurately hits the notes correctly. And then jazz musician does not, they adapt, they look at the crowd, they look at who they’re playing with, they connect to people. And that is the skill. That’s the really the hard skill to teach. It’s not the math, it’s the connection and understanding how things work together. And that’s the piece that I think when we talk about jazz investing, it’s understanding who you’re partners with and who you’re trying to please in terms of your customer base, and that’s, that’s the notes you should play, not what’s on the music, you know, that’s what on the sheet.

Liz Claman 39:48

I want this audience to understand just a little bit about the other side of Matt, have you played hockey at Amherst in college, you love hockey. You Tried to be a part owner for a couple of different teams, you succeeded at the Minnesota Wild, you’re not a part of that anymore. But you’ve also won a Tony Award for producing Memphis, I happen to be a Tony Award voter. I started the year after Memphis, but I would have voted for it! But this is a really interesting mosaic of an individual here. Can you give us a window into what has given you the courage to try different things that normally most people would not, you know, they would say, I can’t tell whether that water is too deep or too shallow. I’m not jumping in and taking that risk.

Matt Hulsizer 40:40

You know Jenny and I talk about that all the time, in terms of the courage to take risk. And I think, you know the family and how I was brought up, my parents started early, and that was one of the things I guess that I’ve benefitted from. And when you reap the success of taking risk when you’re young, you feel more confident doing it when you’re older. I mean one of the things as a result of doing this is we’ve started a business called PokerPower to teach young women how to take risk through playing poker. So that is probably the skill that is truly important. Understanding, how do I take risk, how do I allocate capital, and how do I ask questions? So those are the things I think that have helped.

Liz Claman 41:36

Well yeah I think that when you reach back to say Teddy Roosevelt, who said, when somebody asks you to do something you don’t know how to do, say sure I can and then start learning how to do it. Alot of this involves diving in, making mistakes, and self teaching does it not?

Matt Hulsizer 41:52

Yes. 100% and so look, we started, the example of PokerPower I’m giving you comes from, my daughter plays Tennis, and I had come back from watching her play tennis, and I was super frustrated, and Jenny tells this story because I don’t yell at my daughter I yell at Jenny I was like

I’m so frustrated. She’s hitting her shots like she’s playing against her teacher. She could be playing against a wall. I said we should teach her how to play poker. And Jenny is my partner for alot of reasons and she’s like you know what? We should do that, not just for her but for other people so she started a group with a bunch of other teenage girls and moms and you realize how little kids are taught about risk taking and how to think about asking questions and how you could make exactly the right decision in poker and you could bet all your chips and still lose. There’s not always a right answer. Akin to the jazz investing piece. Getting comfortable with the idea that there’s no perfect way and doing that when you’re younger will really help long term.

Liz Claman 43:10

Well for the adults in the room watching right now, let’s finish with this. Is there anything on the horizon in the markets right now that has given you pause. Anything down the road where you say you know, listen it could be that eventually the Fed will have to tighten rates and will there be some type of market tantrum? What do you see that you’re just bracing for? It could be a cyber attack. We have just seen unbelievable cyber attacks on Colonial Pipeline, JBS Meats, all these very sophisticated systems at Apex, the New York Stock Exchange, at ICE, everywhere. You know could be very vulnerable.

Matt Hulsizer 43:52

It could although the unknown unknowns right are hard to plan for. They will come. The market is not going to be a nice smooth ride up. And everyone is going to say that. For me, I’m seeing lots of money and lots of ideas and people are getting back to work and I’m optimistic. Like it’s great, I’m in the office, it’s amazing, people are here! I go to restaurants, people bring me water, it’s amazing! I think that feeling and that euphoria that we are all gonna feel is going to play out. I worry that down the road and it won’t be overnight, that some of the earnings people have described, people have forecast based on things as they exist today, and anybody out there who’s done work on their house recently knows, like prices of doing work have changed. You didn’t forecast, jeez I wanted to redo my stairway bannister and my goodness, wood prices are crazy, lumber prices are outrageous it didn’t cost what I thought. And so some of the expectations that the market has been given by these companies in terms of growth, I don’t know that they’ve completely thought about the fact that some of the input costs are going to be higher, and they may not meet those earnings.

Liz Claman 45:16

I know I already said last question but I have another one really quickly. Actually it’s twofold. Number 1: do you believe and agree with the Federal Reserve that these rising prices, which by the way lumber up 114% year to date, whether this is transitory or temporary as the fed likes to say, or do you think its longer term and number 2: did the fed miss it’s window to start tightening rates and are we behind the curve?

Matt Hulsizer 45:41

I don’t understand and I’m not personally someone who’s a fed watcher. I’m a participant in the market like everybody else out there and I’ll tell you what I see. When people talk about inflation, I think about two things specifically. Healthcare costs and education costs. I’ve got four kids who are roughly college aged. And it’s definitely not 2% or non existent because education costs have been going up all the time and at a much higher rate, and my healthcare costs are also growing at a much higher rate than what the fed keeps telling me inflation is. Those are my two big things that I feel. In terms of how they calculate inflation, they can say it’s x or y and it’s transitory, I don’t claim to be an expert on it. But I will tell you that it seems like inflation is a lot higher than what they said. So you know, we plan for that, I couldn’t tell you what numbers they’re going to spit out, but as an investor that’s what I would tell you. That’s what I’m feeling.

Liz Claman 46:52

A prediction for the markets overall? In the next lets say, half a year?

Matt Hulsizer 46:57

I don’t know that I, we try not to make predictions.

Liz Claman 47:02

Well you’re betting every day in the options market, can you make a bet here?

Matt Hulsizer 47:08

I mean I do think things are good. I think we’re opening up. I think people are going to participate in the market and continue to participate in the market and the economy is getting better. So i think earnings should be fine for most companies for the next 6 months or so at least because we’re all getting back to work, we’re all getting vaccinated it’s great.

Liz Claman 47:31

It is, it really is. Boy, we’ve been through a crazy 15 months. Matt thank you so much for opening up a window into your world, your mind, how you trade and how you look at everything, it’s really valuable I think to all the viewers here. And a huge thanks to SRAX, what a great organization to put all of this together for 5 million people, so you got a big audience here Matt! Thank you so much for sharing.

Matt Hulsizer 47:58

Great. Thanks Liz.

* * * * * * *

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star has filed a registration statement on Form S- 4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge on Northern Star’s website at www.northernstaric2.com or by directing a written request to Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus, and the other relevant materials when they become available, before making any voting decision with respect to the proposed business combination because they contain and will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination also is set forth in the registration statement for the proposed business combination that Northern Star has filed with the SEC, which includes a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions.